UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Redpoint Bio Corporation(1)
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
09060J106
(CUSIP Number)
William J. Mosher, GlaxoSmithKline
One Franklin Plaza
P.O. Box 7929, FP2355
Philadelphia, PA 19101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09060J106

1.	NAMES OF REPORTING PERSONS. GlaxoSmithKline plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	England and Wales

	7.	SOLE VOTING POWER

NUMBER OF		7,455,689

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,455,689

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,455,689 (2) (3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%(4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Schedule 13D/A Continued
CUSIP No. 09060J106
ITEM 2. Identity and Background
The citizenship of each officer and director of GlaxoSmithKline plc is set forth in Schedule 1.
Footnotes:

(1)	Redpoint Bio Corporation was formerly known as Robcor Properties, Inc.

(2)	Shares held of record by S.R. One, Limited, a wholly owned subsidiary of the Reporting Person issued as of March 12, 2010

(3)	Warrant held of record by S.R. One, Limited, a wholly owned subsidiary of the Reporting Person, expired as of March 12, 2010

(4)	Based on 79,838,693 shares of Common Stock as of March 12, 2010

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2010	By:	GlaxoSmithKline plc

	By:	/s/ Victoria Whyte
		Name:	Victoria Whyte
		Title:	Deputy Company Secretary

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19046	Executive Director Chairman Research & Development	Belgian

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Mr James Murdoch	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Name	Business Address	Principal Occupation or Employment	Citizenship

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Corporate Executive Team

Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President & General Counsel	USA

John Clarke	One Franklin Plaza Philadelphia, PA 19102	President Consumer Healthcare	New Zealand

Marc Dunoyer	GSK Building 6-15, Sendagaya 4 chome, Shibuya-ku, Tokyo 151-8566	President Asia Pacific / Japan	French

Abbas Hussain	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Emerging Markets	British

Duncan Learmouth	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications	British

William Louv	One Franklin Plaza Philadelphia, PA 19102	Chief Information Officer	USA

Daniel J. Phelan	One Franklin Plaza Philadelphia, PA 19102	Chief of Staff	USA

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British

Name	Business Address	Principal Occupation or Employment	Citizenship

David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Global Manufacturing & Supply	British

Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19046	Executive Director Chairman, Research and Development	Belgian

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Jean Stéphenne	Rue de l’Institut 89 B-1330 Rixensart Belgium	Chairman, President and General Manager, Biologicals	Belgian

Edward Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe	British

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Company Secretary & Compliance Officer	British

Deirdre Connolly	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Pharmaceuticals, North America	USA